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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                   eBenX, Inc.
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                   278668 10 8
                                 (CUSIP Number)



                                January 20, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [_] Rule 13d-1(b)
                    [_] Rule 13d-1(c)
                    [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))
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                                                               Page 2 of 5 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP NO.
         278668 10 8

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                  Mark W. Tierney

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]
                                                                         (b) [_]
3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    5.   SOLE VOTING POWER 1,992,712 shares
                                         Common Stock, $.01 par value
               NUMBER OF
                SHARES
             BENEFICIALLY           6.   SHARED VOTING POWER            0.
               OWNED BY
                 EACH
              REPORTING             7.   SOLE DISPOSITIVE POWER 1,992,712
                                         shares Common Stock, $.01 par value.
                PERSON
                 WITH
                                    8.   SHARED DISPOSITIVE POWER       0.

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,992,712 shares Common Stock, $.01 par value

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.2%

12.      TYPE OF REPORTING PERSON*
         IN
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                                                               Page 3 of 5 pages


ITEM 1(a).        Name of Issuer
                  eBenX, Inc.

ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  605 North Highway 169, Suite LL
                  Minneapolis, MN 55441

ITEM 2(a).        Names of Persons Filing
                  Mark W. Tierney

ITEM 2(b).        Address of principal business office
                  605 North Highway 169, Suite LL
                  Minneapolis, MN 55441

ITEM 2(c).        Citizenship
                  U.S. Citizen

ITEM 2(d).        Title of Class of Securities
                  Common Stock, $.01 par value

ITEM 2(e).        CUSIP Number
                  278668 10 8

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
                  --------------

         (a)      [_]      Broker or dealer registered under Section 15 of the
                           Act (15 U.S.C. 780);

         (b)      [_]      Bank as defined in section 3(a)(6) of the Act;

         (c)      [_]      Insurance Company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c);

         (d)      [_]      An Investment company registered under section 8 of
                           the Investment Advisers Act of 1940 (15 U.S.C.
                           80a-8);

         (e)      [_]      An Investment adviser in accordance with
                           ss.240.13d-1(b)(1)(ii)(E);

         (f)      [_]      An employee benefit plan, or endowment fund in
                           accordance with ss.240.13d- 1(b)(1)(ii)(F);

         (g)      [_]      A parent holding company or control person, in
                           accordance with ss.240.13d-1(b)(ii)(G);

         (h)      [_]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [_]      A church plan that is excluded from the definition of
                           an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [_]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).
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                                                               Page 4 of 5 pages


ITEM 4.       Ownership
              ---------

       (a) Amount beneficially owned as calculated under Rule 13d-3, as of December 31, 2000 reporting person owns 1,992,712 shares of common stock, $.01 par value, of Issuer (includes148,282 shares held in options currently exercisable or exercisable within 60 days of December 31, 2000, as to which reporting person has sold voting and dispositive power.

       (b)    Percent of class 10.2%.

       (c)    Number of shares as to which such person has:

              (i)      sole power to vote or to direct the vote 1,992,712.

              (ii)     shared power to vote or to direct the vote 0.

              (iii) sole power to dispose or to direct the disposition of 1,992,712.

              (iv) shared power to dispose or to direct the disposition of 0.

ITEM 5.       Ownership of Five Percent or Less of a Class
              --------------------------------------------
              N/A

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person
              ---------------------------------------------------------------
              N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
              ------------------------------------------------------------------
              N/A

ITEM 8.       Identification and Classification of Members of the Group
              ---------------------------------------------------------
              N/A

ITEM 9.       Notice of Dissolution of Group
              ------------------------------
              N/A

ITEM 10.      Certification
              -------------
              N/A
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                                                               Page 5 of 5 pages




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 29, 2001


                                             /s/ Mark W. Tierney
                                             ---------------------------------
                                             By: Mark W. Tierney